UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                 FORM U-3A-2

                                                        File No. 69-206


            Statement by Holding Company Claiming Exemption Under
            Rule U-3A-2 from the Provisions of the Public Utility
                         Holding Company Act of 1935

                        BANGOR HYDRO-ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utilities Holding Company Act of 1935, and submits the following information:

            1. Bangor Hydro-Electric Company (Bangor Hydro) is a Maine corporation having its principal place of business at 33 State Street, Bangor, Maine.

            Bangor Hydro is principally engaged in the generation, transmission, distribution and sale of electric energy in eastern Maine and serves approximately 105,000 customers.

            Bangor Gas Company, LLC ("Bangor Gas") is a limited liability company organized under Maine law in 1997. It was formed to be a local natural gas distribution company in the greater Bangor, Maine area. Bangor Gas is currently seeking regulatory approvals to provide such service. Bangor Gas's address is 21 Main Street, Bangor, Maine. Bangor Hydro currently holds five percent (5%) of Bangor Gas's capital stock, with the remainder held by Pacific Enterprises, Inc.

            Bangor Energy Resale, Inc. ("Bangor Energy") is a corporation organized under Maine law in 1997. It was formed for a single purpose, to facilitate Bangor Hydro's use of a power sales agreement with Unitil Power Corp. (the "Unitil contract") as collateral for a bank loan. Under the arrangement (1) Bangor Hydro will assign the Unitil contract to Bangor Energy; (2) Bangor Energy will purchase wholesale utility service from Bangor Hydro to allow Bangor Energy to perform the Unitil contract; (3) Bangor Energy will borrow money from a lender or lenders, assigning said lenders a security interest in the Unitil contract; and (4) Bangor Energy will transfer the net proceeds of the loan to Bangor Hydro. The entire transaction was reviewed and approved by the Federal Energy Regulatory Commission and the Maine Public Utilities Commission. Bangor Energy's address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

            Bangor Var Co., Inc. is a corporation organized under Maine law in 1990. It was formed to be a general partner whose sole function is to own a 50% interest in the Chester SVC Partnership, a partnership which owns the static var compensator electrical equipment which supports the Hydro Quebec Phase II transmission line.

            East Branch Improvement Company is a water storage corporation organized under the laws of the State of Maine. It operates on the East Branch of the Penobscot River in Maine. Its capital stock consists of 3,029.25 shares of which Bangor Hydro owns 1,817.55 shares, the remaining 1,211.70 shares being owned by Great Northern Paper Company. East Branch Improvement Company's office is at 33 State Street, Bangor, Maine.

            Godfrey's Falls Dam Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. Ownership of this corporation was acquired to permit future water storage development in the basin of the East Branch of the Penobscot River in the State of Maine.

            The Sawtelle Brook Dam & Improvement Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. This corporation controls certain dams and water rights in the basin of the East Branch of the Penobscot River in Maine and was acquired to permit future water storage development in the East Branch basin.

            Sebois Dam Company is a Maine corporation organized to improve the navigation of certain of the Sebois waters which enter the Piscataquis River. It has the right to maintain dams for the driving of logs and lumber. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Pleasant River Gulf Improvement Company is a corporation organized under Maine law. It is a water improvement company authorized by its charter to erect and maintain dams and to improve the flow of water in the West Branch of the Piscataquis River in Maine for the purpose of making the West Branch floatable and facilitating the driving of logs and lumber upon the same. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Northeastern Company is an inactive corporation organized under Maine law. It was acquired to hold certain real and personal properties useful at the time of the acquisition thereof in the conduct of Bangor Hydro's business. These holdings have since been disposed of and the corporation has no present assets or liabilities. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Eastern Development Company is an inactive corporation organized under Maine law. It was organized to acquire and hold certain properties for ultimate transfer to Bangor Hydro. All holdings have been disposed of and the corporation has no present assets or liabilities. Its address is 33 State Street, Bangor, Maine.

            Maine Electric Power Company, Inc. ("MEPCO") is a Maine corporation with its principal office at Edison Drive, Augusta, Maine, formed for the purpose of constructing, owning and operating a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the Province of New Brunswick by the New Brunswick Power Commission. (See File No. 704798). Bangor Hydro owns 14.188% of MEPCO'S common stock; the remainder of the stock is held by other Maine electric utility companies.

            Penobscot Hydro Co., Inc. ("PHC") is a corporation organized under Maine law in 1986 as a wholly owned subsidiary of Bangor Hydro, in connection with the project financing of the redevelopment of a hydroelectric generating facility on the Penobscot River in Howland and Enfield, Maine. In 1986 Bangor Hydro formed a partnership ("Bangor-Pacific Hydro Associates" or "Bangor-Pacific") with Pacific Lighting Energy Systems ("PLES"), a California corporation (the "West Enfield project") in order to finance the $45,000,000 redevelopment of Bangor Hydro's existing hydroelectric facility. Bangor Hydro transferred its interest in the facility to Bangor-Pacific, and purchases all the power from the facility pursuant to a long-term contract. Prior to the closing of the financing, Bangor Hydro transferred its 50% interest in the partnership to PHC. The entire transaction was reviewed and approved by the Maine Public utilities Commission.

            Neither Bangor Energy Resale, Inc., Bangor Var Co. Inc., East Branch Improvement Company, Godfrey's Falls Dam Company, The Sawtelle Brook Dam and Improvement Company, Northeastern Company, Eastern Development Company, Pleasant River Gulf Improvement Company, Sebois Dam Company, nor Penobscot Hydro Co. Inc. is a public utility. Bangor Gas Company, LLC is not a public utility at this time, but is seeking necessary regulatory approvals to obtain such status.

    2. Bangor Hydro owns seven hydro-electric generating plants, one steam generating plant and four internal combustion generating plants, all located within its service area in the State of Maine. It also owns approximately 600 miles of transmission lines and approximately 3600 miles of distribution lines, all being located within its service area in the State of Maine. A map of Bangor Hydro's service area indicating major transmission lines and the location of generating plants is attached hereto. In addition, Bangor Hydro has an approximate 7% ownership interest in Maine Yankee Atomic Power Company in Wiscasset, Maine, a nuclear generating facility, an 8.33% interest as a tenant in common with other utilities in Wyman Unit No. 4, a fossil fuel generating unit located in Yarmouth, Maine.
    As indicated above, MEPCO owns a 345 KV transmission line and PHC owns a 50% interest in a hydroelectric facility.

    3. Bangor Hydro submits the following information with respect to its sales and purchases of electric energy during the calendar year 1997:

    (a)  1,782,061,515     KWH of electric energy sold
                           (at retail and wholesale).

    (b)           None     KWH distributed at retail
                           outside the State of Maine.

    (c)    137,132,070     KWH of electric energy sold
                           at wholesale outside of Maine or
                           at the State line sold through
                           the New England Power Pool.

    (d)  1,555,719,200     KWH purchased outside the State
                           of Maine or at the State line.

    4. Bangor Hydro has no direct or indirect interest in an EWG or a foreign utility company.


                                EXHIBIT A
                                ---------

    The consolidating statements of income and surplus of Bangor
Hydro and its subsidiary companies for the calendar year 1997 together with consolidating balance sheets of Bangor Hydro and its subsidiary companies as of the close of the calendar year 1997 are attached hereto as Exhibit A.
With the exception of MEPCO, Penobscot Hydro Co., Inc. and Bangor Var Co., Inc., during 1997 the subsidiaries referred to in item 1 above considered in the aggregate would not constitute a significant subsidiary and their income is not material in relation to the total enterprise. Consequently, financial statements for such subsidiaries are not consolidated. In the case of MEPCO, the Chester SVC Partnership, Bangor-Pacific and Bangor Gas, financial statements are not consolidated because Bangor Hydro or its wholly-owned subsidiaries do not own a majority interest. The 1997 financial statements for East Branch Improvement Company which includes investment in its wholly owned subsidiaries, Godfrey Falls Dam Company and Sawtelle Brook Dam & Improvement Co. are included in Exhibit A as are the 1997 financial statements for MEPCO, the Chester SVC Partnership and Bangor-Pacific.



                                EXHIBIT B
                                ---------

    A Financial Data Schedule is attached as Exhibit B.


                                EXHIBIT C
                                ---------

    No organizational chart is attached because Bangor Hydro has no relationship with any EWG or foreign utility company.


    Bangor Hydro has caused this statement to be executed on its behalf by its duly authorized officer this 27th day of February, 1998.

                               BANGOR HYDRO-ELECTRIC COMPANY


                             by   /s/ Frederick S. Samp
                                  -------------------------

                               Frederick S. Samp
                               Chief Financial Officer
 (Corporate Seal)



Attest:  /s/ Andrew Landry
        -------------------
         Andrew Landry
         Corporate Clerk

    Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                  Frederick S. Samp
                  Chief Financial Officer
                  Bangor Hydro-Electric Company
                  33 State Street
                  P.O. Box 932
                  Bangor, Maine  04402

Bangor Hydro-Electric Company
Consolidating Statement of Income
For the Twelve Months Ended December 31, 1997

                                          Bangor
                                          Hydro            PHC            BVC          Elimin.    Reclassifications      Totals
Total Operating Revenue               173,177,667.34     991,208.92           0.00    (360,747.19)    13,516,249.50  187,324,378.57
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Operating Expenses:
  Fuel for Generation and
    Purchased Power                    79,176,471.59           0.00           0.00           0.00     13,615,370.39   92,791,841.98
  Other Operation & Maintenance        32,471,111.43          37.70           0.00           0.00              0.00   32,471,149.13
  Depreciation and Amortization        10,187,102.08           0.00           0.00           0.00              0.00   10,187,102.08
  Amortization of Seabrook
    Nuclear Unit                        1,699,050.00           0.00           0.00           0.00              0.00    1,699,050.00
  Amortization of Contract Buyouts     23,218,499.84           0.00           0.00           0.00              0.00   23,218,499.84
  Taxes -
    Property and Payroll                5,124,145.49           0.00           0.00           0.00              0.00    5,124,145.49
    Federal and State Income           (2,514,186.20)    590,341.00       8,143.00           0.00        (40,600.60)  (1,956,302.80)
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Total Operating Expenses              149,362,194.23     590,378.70       8,143.00           0.00     13,574,769.79  163,535,485.72
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Operating Income                       23,815,473.11     400,830.22      (8,143.00)   (360,747.19)       (58,520.29)  23,788,892.85
                                      --------------- -------------- -------------- -------------- ---------------   ---------------

Other Income and (Deductions):
  Allowance for Equity Funds Used
    During Construction                   285,971.90           0.00           0.00           0.00              0.00      285,971.90
  Other, Net of Applicable Income Taxes   979,269.03           0.00      19,156.72     (51,096.75)        58,520.29    1,005,849.29
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
                                        1,265,240.93           0.00      19,156.72     (51,096.75)        58,520.29    1,291,821.19
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Income Before Interest Expense         25,080,714.04     400,830.22      11,013.72    (411,843.94)             0.00   25,080,714.04
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Interest Expense:
  Long-term Debt                       22,638,200.90           0.00           0.00           0.00              0.00   22,638,200.90
  Other                                 3,392,168.44           0.00           0.00           0.00              0.00    3,392,168.44
  Allowance for Borrowed Funds Used
    During Construction                  (562,966.00)          0.00           0.00           0.00              0.00     (562,966.00)
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
                                       25,467,403.34           0.00           0.00           0.00              0.00   25,467,403.34
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Net Income (Loss)                        (386,689.30)    400,830.22      11,013.72    (411,843.94)             0.00     (386,689.30)
                                      --------------- -------------- -------------- -------------- ---------------
Preferred Dividend Accrual                                                                                             1,375,888.39
                                                                                                                      --------------
                                                                                                                      (1,762,577.69)
                                                                                                                      ==============
Weighted Avg. No. of Shares Outstanding                                                                                7,363,424.00
                                                                                                                      ==============
Earnings (Loss) Per Common Share                                                                                              (0.24)
                                                                                                                      ==============



Bangor Hydro-Electric Company
Consolidating Statement of Retained Earnings
For the Twelve Months Ended December 31, 1997


                                           BHE             PHC            BVC         Reclass.         Elimin.           Totals
Retained Earnings Balance at
  Beginning of Year                    14,534,517.98   1,342,808.55     591,161.48           0.00     (1,933,970.03)  14,534,517.98

  Add:  Net Income Year to Date          (386,689.30)    400,830.22      11,013.72           0.00       (411,843.94)    (386,689.30)
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
    Total                              14,147,828.68   1,743,638.77     602,175.20           0.00     (2,345,813.97)  14,147,828.68
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  Deduct:

    Dividends -
      Preferred Stock                  (1,314,984.67)          0.00           0.00           0.00              0.00   (1,314,984.67)
      Common Stock                              0.00    (400,000.00)   (542,500.00)          0.00        942,500.00            0.00
      Other                               (60,903.72)          0.00           0.00           0.00              0.00      (60,903.72)
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  Total                                (1,375,888.39)   (400,000.00)   (542,500.00)          0.00        942,500.00   (1,375,888.39)
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
Retained Earnings at
  End of Period                        12,771,940.29   1,343,638.77      59,675.20           0.00     (1,403,313.97)  12,771,940.29
                                      =============== ============== ============== ============== ===============   ===============

BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997
                                          Bangor        Penobscot       Bangor
ASSETS                                    Hydro           Hydro           Var          Elimin.        Reclasses          Totals
  INVESTMENT IN UTILITY PLANT:
    Electric Plant in Service         341,008,966.90           0.00           0.00           0.00              0.00  341,008,966.90
      Less:  Accumulated Deprec-
        iation & Amortization          96,594,712.76           0.00           0.00           0.00              0.00   96,594,712.76
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
                                      244,414,254.14           0.00           0.00           0.00              0.00  244,414,254.14
    Construction Work in Progress       7,812,532.94           0.00           0.00           0.00      4,198,713.01   12,011,245.95
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
                                      252,226,787.08           0.00           0.00           0.00      4,198,713.01  256,425,500.09

    Investments in Corporate Joint Ventures:

      Maine Yankee Atomic Power Co.     5,531,912.20           0.00           0.00           0.00              0.00    5,531,912.20
      Maine Electric Power Co.            329,440.01           0.00           0.00           0.00         (3,434.76)     326,005.25
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
                                      258,088,139.29           0.00           0.00           0.00      4,195,278.25  262,283,417.54
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  OTHER INVESTMENTS                     2,633,646.42   4,043,880.33           0.00  (1,403,313.97)             0.00    5,274,212.78
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  FUNDS HELD BY TRUSTEE:               21,195,772.21           0.00           0.00           0.00              0.00   21,195,772.21
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  CURRENT ASSETS:
    Cash & Cash Equivalents               829,611.83       1,876.97     105,306.81           0.00              0.00      936,795.61
    Accounts Receivable, Net           16,616,390.90           0.00           0.00      (4,849.00)         3,434.76   16,614,976.66
    Unbilled Revenue Receivable        11,605,163.00           0.00           0.00           0.00              0.00   11,605,163.00
    Inventories, at Average Cost:               0.00           0.00           0.00           0.00              0.00            0.00
      Materials and Supplies            2,759,090.70           0.00           0.00           0.00              0.00    2,759,090.70
      Fuel Oil                             34,770.95           0.00           0.00           0.00              0.00       34,770.95
    Prepaid Expenses                      574,603.78           0.00           0.00           0.00        631,992.48    1,206,596.26
    Deferred Maine Yankee Refueling
      Costs                               285,894.00           0.00           0.00           0.00              0.00      285,894.00
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
        Total Current Assets           32,705,525.16       1,876.97     105,306.81      (4,849.00)       635,427.24   33,443,287.18
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  DEFERRED CHARGES:
    Investment in Seabrook
      Nuclear Project                  30,367,928.65           0.00           0.00           0.00              0.00   30,367,928.65
    Costs to Terminate Purchased
      Power Contracts                 147,632,924.05           0.00           0.00           0.00              0.00  147,632,924.05
    Maine Yankee Decommissioning
      Costs                            60,923,839.57           0.00           0.00           0.00              0.00   60,923,839.57
    Investment in Basin Mills           8,958,762.19           0.00           0.00           0.00       (263,222.74)   8,695,539.45
    Deferred Regulatory Assets            434,924.77           0.00           0.00           0.00     32,116,456.00   32,551,380.77
    Demand-side Management Costs        1,705,310.72           0.00           0.00           0.00              0.00    1,705,310.72
    Other                               9,140,208.73           0.00           0.00           0.00     (3,935,490.27)   5,204,718.46
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
        Total Deferred Charges        259,163,898.68           0.00           0.00           0.00     27,917,742.99  287,081,641.67
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
          Total Assets                573,786,981.76   4,045,757.30     105,306.81  (1,408,162.97)    32,748,448.48  609,278,331.38
                                      =============== ============== ============== ============== ===============   ===============


BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1997                         Bangor        Penobscot       Bangor
                                          Hydro           Hydro           Var          Elimin.        Reclasses          Totals
STOCKHOLDERS' INVESTMENT & LIABILITIES
CAPITALIZATION:
  Common Stock Investment             106,558,488.13   1,343,638.77      59,675.20  (1,403,313.97)             0.00  106,558,488.13
  Preferred Stock                       4,734,000.00           0.00           0.00           0.00              0.00    4,734,000.00
  Preferred Stock Subject to Man-
    datory Redemption Exclusive of
    Current Sinking Fund Requirements   9,137,160.20           0.00           0.00           0.00              0.00    9,137,160.20
  Long-term Debt, Net of Current
    Portion                           243,642,897.00           0.00           0.00           0.00              0.00  243,642,897.00
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
      Total Capitalization            364,072,545.33   1,343,638.77      59,675.20  (1,403,313.97)             0.00  364,072,545.33
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
CURRENT LIABILITIES:

  Notes Payable-Banks                  34,000,000.00           0.00           0.00           0.00              0.00   34,000,000.00
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
  Other Current Liabilities-
  Current Portion of Long-term Debt
    and Sinking Fund Requirements on
    Preferred Stock                    30,172,468.30           0.00           0.00           0.00              0.00   30,172,468.30
  Accounts Payable                     12,538,959.19       4,849.00           0.00      (4,849.00)       631,992.48   13,170,951.67
  Dividends Payable                       327,443.47           0.00           0.00           0.00              0.00      327,443.47
  Accrued Interest                      3,666,640.86           0.00           0.00           0.00              0.00    3,666,640.86
  Customers' Deposits                     296,706.10           0.00           0.00           0.00              0.00      296,706.10
  Deferred Revenue                      1,570,994.81           0.00           0.00           0.00              0.00    1,570,994.81
  Current Income Taxes Payable        (34,576,943.99) (2,693,163.27) (1,524,257.06)          0.00     38,802,132.32        7,768.00
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
      Total Other Current Liabilities  13,996,268.74  (2,688,314.27) (1,524,257.06)     (4,849.00)    39,434,124.80   49,212,973.21
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
      Total Current Liabilties         47,996,268.74  (2,688,314.27) (1,524,257.06)     (4,849.00)    39,434,124.80   83,212,973.21
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
DEFERRED CREDITS & RESERVES:
  Deferred Income Taxes - Seabrook      7,489,447.00           0.00           0.00           0.00      8,276,364.00   15,765,811.00
  Other Accumulated Deferred Income
    Taxes                              73,832,616.81   5,390,432.80   1,569,888.67           0.00    (24,934,286.32)  55,858,651.96
  Maine Yankee Decommissioning Costs   60,925,586.16           0.00           0.00           0.00              0.00   60,925,586.16
  Deferred Regulatory Liability                 0.00           0.00           0.00           0.00      9,972,246.00    9,972,246.00
  Unamort. Invest. Tax Credits          1,962,014.00           0.00           0.00           0.00              0.00    1,962,014.00
  Accrued Pension                         658,880.00           0.00           0.00           0.00              0.00      658,880.00
  Reserve for Basin Mills               8,695,539.45           0.00           0.00           0.00              0.00    8,695,539.45
  Other                                 8,154,084.27           0.00           0.00           0.00              0.00    8,154,084.27
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
      Total Deferred Credits and
        Reserves                      161,718,167.69   5,390,432.80   1,569,888.67           0.00     (6,685,676.32) 161,992,812.84
                                      --------------- -------------- -------------- -------------- ---------------   ---------------
        Total Stockholders' Invest-
          ment and Liabilities        573,786,981.76   4,045,757.30     105,306.81  (1,408,162.97)    32,748,448.48  609,278,331.38
                                      =============== ============== ============== ============== ===============   ===============

                       EAST BRANCH IMPROVEMENT COMPANY
                               BALANCE SHEETS
                        DECEMBER 31, 1997 AND 1996

                                                  1997        1996
           ASSETS

Current Assets:

  Cash and cash equivalents                        $8,024      $8,536
  Accounts receivable                              25,000      37,500
  Prepaid taxes                                    15,245      16,127
                                              ------------------------
    Total Current Assets                          $48,269     $62,163
                                              ------------------------
Investments:
  Godfrey Falls Dam Company                        $2,850      $2,850
  Sawtelle Brook Dam and Improvement Company          825         825
                                              ------------------------
    Total Investments                              $3,675      $3,675
                                              ------------------------
Property and Equipment:
  Dams, Builds., Equip., Land & Land Rights    $1,217,103  $1,217,103
  Accumulated Depreciation                       (725,573)   (699,669)
                                              ------------------------
    Net Property and Equipment                   $491,530    $517,434
                                              ------------------------
Total Assets                                     $543,474    $583,272
                                              ========================

        LIABILITIES AND CAPITALIZATION

Current Liabilities:
  Accounts Payable-Bangor Hydro-Electric Co.      $24,158     $33,291
  Other Accrued Expenses                              761         761
                                              ------------------------
    Total Current Liabilities                     $24,919     $34,052
                                              ------------------------
Long-term Liabilities:
  Deferred Federal and State Income Taxes        $154,376    $155,348
                                              ------------------------
Capitalization:
  Common Stock                                   $302,925    $302,925
  Retained Earnings                                61,254      90,947
                                              ------------------------
    Total Capitalization                         $364,179    $393,872
                                              ------------------------
                                                 $543,474    $583,272
                                              ========================


           Unaudited - For Management Discussion Purposes Only




                    EAST BRANCH IMPROVEMENT COMPANY
           STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
        FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


                                      1997        1996        1995

Revenues:
  Downstream Charges                 $100,000    $150,000    $150,000
                                  ------------------------------------
Expenses:
  Operation and Maintenance           $74,622     $65,549     $74,441
  Depreciation Expense                 25,904      25,859      28,169
  Property and Payroll Taxes           31,189      34,104      29,288
  Income Taxes                           (972)     (5,648)     (2,220)
                                  ------------------------------------
    Total Expenses                   $130,743    $119,864    $129,678
                                  ------------------------------------
Gross Profit (Loss)                  ($30,743)    $30,136     $20,322
                                  ------------------------------------
Other Income:
  Interest and Rental Income           $1,050         $50        $550
                                  ------------------------------------
Net Income (Loss)                    ($29,693)    $30,186     $20,872

Add: Retained Earnings Balance at
  Beginning of Year                    90,947      60,761      39,889
                                  ------------------------------------
Retained Earnings at End of Year      $61,254     $90,947     $60,761
                                  ====================================

        Unaudited - For Management Discussion Purposes Only


                        MAINE ELECTRIC POWER COMPANY
                            STATEMENT OF INCOME
                   FOR PERIOD ENDING DECEMBER 31, 1997 AND 1996

               ( Dollars in thousands except per share amounts )

                                               1997         1996
OPERATING REVENUES
   SALES FOR RESALE                         $  21,172    $  52,580
   WHEELING                                     2,696        2,852
   SUPPORT CHARGES AND OTHER                      605          (41)
                                             ---------    ---------
      TOTAL OPERATING REVENUES              $  24,473    $  55,391

OPERATING EXPENSES
   PURCHASED POWER                          $  21,172    $  52,580
   OPERATION & MAINTENANCE                      1,182        1,252
   DEPRECIATION                                   222          845
   TAXES
      FEDERAL/STATE INCOME                        589          200
      LOCAL PROPERTY/OTHER                        384          483
                                             ---------    ---------
   TOTAL OPERATING EXPENSES                 $  23,549    $  55,360

OPERATING INCOME                            $     924    $      31
   ALLOWANCE FOR EQUITY FUNDS
      USED DURING CONSTRUCTION                      -            -
   OTHER INCOME AND DEDUCTIONS                    294          250
   FEDERAL AND STATE TAXES                        (79)
                                             ---------    ---------
INCOME BEFORE INTEREST CHARGES              $   1,139    $     281
                                             ---------    ---------
INTEREST CHARGES
   SHORT-TERM DEBT                          $      20    $      23
   LONG-TERM DEBT                                  47           38
   OTHER INTEREST CHARGES-NET                       -            -
   ALLOWANCE FOR BORROWED FUNDS
      USED DURING CONSTRUCTION                      -            -
                                            ---------    ---------
   TOTAL INTEREST CHARGES                   $      67    $      61
                                             ---------    ---------
NET INCOME                                  $   1,072    $     220
                                             =========    =========

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING           8,785        8,785
                                             =========    =========
EARNINGS PER SHARE COMMON STOCK             $  122.10    $   25.06
                                             =========    =========






                        MAINE ELECTRIC POWER COMPANY
                                BALANCE SHEET
                        AT DECEMBER 31, 1997 AND 1996

                          ( Dollars in thousands )

                                               1997         1996

ELECTRIC PROPERTY, ORIGINAL COST            $  23,510    $  23,146
   LESS:ACCUMULATED DEPRECIATION               22,618       22,545
                                             ---------    ---------
                                            $     892    $     601
   CONSTRUCTION WORK IN PROGRESS                   25          210
                                             ---------    ---------
   NET ELECTRIC PROPERTY                    $     917    $     811
                                             ---------    ---------
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                $   1,859    $   1,282
   ACCOUNTS RECEIVABLE                            386        7,344
   ACCRUED TAXES                                  341           -
   OTHER CURRENT ASSETS                           142          149
                                             ---------    ---------
   TOTAL CURRENT ASSETS                     $   2,728    $   8,775
                                             ---------    ---------
DEFERRED CHARGES                            $     717    $   1,141
                                             ---------    ---------
                                            $   4,362    $  10,727
                                             =========    =========


                   COMMON STOCK INVESTMENT AND LIABILITIES

CAPITALIZATION
   COMMON STOCK, $100 PAR VALUE, AUTHORIZED
      20,000 SHARES, OUTSTANDING 8,785.     $     878    $     878
   RETAINED EARNINGS                            1,486          119
                                             ---------    ---------
   TOTAL COMMON STOCK EQUITY                $   2,364    $     997

   LONG TERM NOTES DUE IN ANNUAL
      INSTALLMENTS THROUGH JULY 1, 1997-
      LESS CURRENT SINKING FUND REQUIREMENT $     420    $     620
                                             ---------    ---------
   TOTAL CAPITALIZATION                     $   2,784    $   1,617
                                             ---------    ---------
CURRENT LIABILITIES
   CURRENT SINKING FUND REQUIREMENT         $     200    $     200
   ACCOUNTS PAYABLE                               505          577
   DIVIDENDS PAYABLE                               24           24
   ACCRUED PURCHASED POWER                         -         6,989
   ACCRUED INTEREST. TAXES AND OTHER               13          181
                                             ---------    ---------
   TOTAL CURRENT LIABILITIES                $     742    $   7,971
                                             ---------    ---------
DEFERRED CREDITS
   ACCUMULATED DEFERRED INCOME TAXES        $     216    $     243
   UNAMORTIZED INVESTMENT TAX CREDITS              21           29
   OTHER DEFERRED CREDITS                         599          867
                                             ---------    ---------
   TOTAL DEFERRED CREDITS                   $     836    $   1,139
                                             ---------    ---------
                                            $   4,362    $  10,727
                                             =========    =========

BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER  31, 1997 AND 1996

     ASSETS                                            1997           1996

  Current Assets:
    Cash and Cash Equivalents                      $2,070,519.62  $1,727,434.15
    Accounts Receivable                             1,039,235.96   1,368,181.65
    Prepaid Expenses                                   19,277.25      18,845.72
                                                  ------------------------------
      Total Current Assets                         $3,129,032.83  $3,114,461.52
                                                  ------------------------------
  Property, Plant and Equipment, at Cost          $44,047,264.87 $44,042,793.25
  Less:  Accumulated Depreciation                  (8,163,073.04) (7,293,156.47)
                                                  ------------------------------
                                                  $35,884,191.83 $36,749,636.78
                                                  ------------------------------
TOTAL ASSETS                                      $39,013,224.66 $39,864,098.30
                                                  ==============================

      LIABILITIES AND PARTNERS' CAPITAL

  Current Liabilities:
    Current Portion of Long-term Debt              $2,100,000.00  $2,000,000.00
    Accrued Expenses                                   55,113.03      69,606.24
    Accrued Interest                                  270,351.00     289,149.26
                                                  ------------------------------
      Total Current Liabilities                    $2,425,464.03  $2,358,755.50

  Long-term Debt, Net of Current Portion           28,499,999.98  30,599,999.98
                                                  ------------------------------
      Total Liabilities                           $30,925,464.01 $32,958,755.48

  Partners' Capital                                 8,087,760.65   6,905,342.82
                                                  ------------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL           $39,013,224.66 $39,864,098.30
                                                  ==============================


       UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY




BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME AND PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995

                                        1997           1996           1995
REVENUES:
Sale of Power                       $7,057,018.19  $8,252,355.39  $7,276,621.59
                                   --------------------------------------------
EXPENSES:
Operation and Maintenance             $455,641.94    $358,853.00    $282,291.53
Depreciation expense                   869,916.57     866,213.00     862,279.00
Property Taxes                         416,847.82     416,689.97     403,941.64
Prop., Personal, & Liab. Insur.         76,677.47      73,449.78      29,682.63
Royalty Expense                         65,103.32      85,452.70      67,444.15
G & A Expenses-Pacific Energy/Ogden      1,000.00       4,851.29      11,455.60
G & A Expenses-Bangor Hydro             14,110.06      10,871.79      18,615.37
                                   --------------------------------------------
    Total Expenses                  $1,899,297.18  $1,816,381.53  $1,675,709.92
                                   --------------------------------------------
Operating Income                    $5,157,721.01  $6,435,973.86  $5,600,911.67
                                   --------------------------------------------
OTHER INCOME AND (EXPENSE):
  Interest Expense                ($3,294,184.24)($3,501,016.66)($3,657,357.35)
  Investment and Other Income         118,881.06     117,942.55     107,032.28
                                   --------------------------------------------
                                  ($3,175,303.18)($3,383,074.11)($3,550,325.07)
                                   --------------------------------------------
NET INCOME                          $1,982,417.83  $3,052,899.75  $2,050,586.60

Partners' Capital Beginning of Year  6,905,342.82   6,152,443.07   4,641,856.47
Less: Partners' Distributions        (800,000.00) (2,300,000.00)   (540,000.00)
                                   --------------------------------------------
Partners' Capital End of Year       $8,087,760.65  $6,905,342.82  $6,152,443.07
                                   ============================================


             UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY
                           Chester SVC Partnership
                                Balance Sheets
                          December 31, 1997 and 1996

                                               1997          1996
ASSETS

Electric Property, Original Cost            $31,993,248   $31,993,248
Less:  Accumulated Depreciation              (7,447,047)   (6,371,571)
                                          ----------------------------
Net Electric Property                       $24,546,201   $25,621,677
                                          ----------------------------

Current Assets
  Cash                                         $131,745      $180,775
  Temporary Investments                         200,000       200,000
  Accounts Receivable                           360,531       380,756
  Other Current Assets                           77,946        96,209
                                          ----------------------------
Total Current Assets                           $770,222      $857,740
                                          ----------------------------
Other Assets
  Deferred Charges                             $581,361      $606,822
  Special Funds                               1,735,654     1,811,668
                                          ----------------------------
Total Other Assets                           $2,317,015    $2,418,490
                                          ----------------------------
TOTAL ASSETS                                $27,633,438   $28,897,907
                                          ============================

LIABILITIES AND PARTNERS' CAPITAL

Capitalization
  Partners' Capital                                  $0            $0
  Notes Payable, Less Current Portion        25,837,439    27,020,529
                                          ----------------------------
Total Capitalization                        $25,837,439   $27,020,529
                                          ----------------------------
Current Liabilities
  Notes Payable                              $1,183,090    $1,183,090
  Accounts Payable                               96,989       209,692
  Accrued Interest                              220,795        80,661
  Advanced Billing - NHH                        295,125       403,935
                                          ----------------------------
Total Current Liabilities                    $1,795,999    $1,877,378
                                          ----------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL     $27,633,438   $28,897,907
                                          ============================



                      Chester SVC Partnership
                        Statement of Income
        For the Years Ended December 31, 1997, 1996 and 1995


                                 1997          1996          1995

Operating Revenues             $4,642,147    $4,782,131    $5,016,259
                            ------------------------------------------

Operating Expenses:
  Operation & Maintenance        $694,946      $709,345      $829,974
  Depreciation                  1,075,476     1,075,476     1,075,038
  Taxes - Property                156,565       156,640       156,716
                            ------------------------------------------
Total Operating Expenses       $1,926,987    $1,941,461    $2,061,728
                            ------------------------------------------
Operating Income               $2,715,160    $2,840,670    $2,954,531
                            ------------------------------------------

Other Expense(Income)
  Interest Charges             $2,858,677    $2,987,954    $3,114,299
  Interest Income                (143,517)     (147,284)     (159,768)
                            ------------------------------------------
Total Other Expense(Income)    $2,715,160    $2,840,670    $2,954,531
                            ------------------------------------------

Net Income                             $0            $0            $0
                            ==========================================